UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

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Application of Northeast    )   CERTIFICATE PURSUANT TO
Utilities on Form U-1       )   RULE 24 UNDER THE PUBLIC
File No. 70-9535            )   UTILITY HOLDING COMPANY
                            )   ACT of 1935
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     Pursuant to the requirements of Rule 24 under the
Public Utility Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities ("NU")certifies that certain of the transactions, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9535), as amended, and authorized by order of the Commission in Public Utility Holding Company
Act Release No. 35-27127, dated January 31, 2000, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Commission's order with respect thereto.

      Specifically, on January 4, 2002, NU entered into a
Forward Rate Agreement in a notional amount of $100 million, with Goldman Sachs in anticipation of refinancing the $263 million debt authorized by the Commission to be incurred by NU to fund the acquisition of all of the common stock of Yankee Energy System, Inc.
A copy of the Forward Rate Agreement is attached as an exhibit hereto.

     Submitted with this Certificate is the "past tense" opinion of counsel.

Exhibits
A-3 - Forward Rate Agreement
F-2 - Post Effective Opinion of Counsel

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                     SIGNATURE

     Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, Northeast Utilities has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                          Northeast Utilities


                          By:  /s/    Randy A. Shoop
                               Name:  Randy A. Shoop
                               Title: Assistant Treasurer - Finance


Dated:  January 14, 2001